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SEC FILE NUMBER
8-69293

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2017 (MM/DD/YY) AND ENDING 3/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE MACRO LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLIE DI MAGGIO (212) 257-4948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W Mt Pleasant Ave Suite 3310	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Charlie Di Maggio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE MACRO LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELLEY MARIACA
Notary Public – State of New York
NO. 01MA6320962
Qualified In Queens County
My Commission Expires Mar 9, 2019

Notary Public

Signature

COMPTROLLER/FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)

STATEMENT OF FINANCIAL CONDITION

PUBLIC PURSUANT TO RULE 17a-5(e)(3)

MARCH 31, 2018

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
MARCH 31, 2018

TABLE OF CONTENTS

CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Cornerstone Macro LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cornerstone Macro LLC as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cornerstone Macro LLC as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cornerstone Macro LLC's management. Our responsibility is to express an opinion on Cornerstone Macro LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cornerstone Macro LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Cornerstone Macro LLC's auditor since 2014.
Livingston, New Jersey
May 29, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS		
Cash and cash equivalents	$	5,440,796
Fees receivable		2,710,968
Due from clearing broker		856,754
Deposit with clearing broker		250,232
Fixed assets, net		82,458
Other assets		1,336,458
TOTAL ASSETS	$	10,677,666
LIABILITIES AND MEMBER'S EQUITY		
Accrued employee compensation	$	2,696,517
Deferred revenue		1,765,288
Accrued expenses		300,854
Accrued state and local taxes		34,735
TOTAL LIABILITIES		4,797,394
Commitments and contingencies (Notes 4, 5 and 6)		
MEMBER'S EQUITY		5,880,272
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,677,666

See accompanying notes to statement of financial condition.

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Macro LLC (the "Company"), a wholly-owned subsidiary of Cornerstone Macro LP (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides macroeconomic, policy, portfolio strategy, technical analysis and energy research to its institutional clientele. Additionally, the Company provides options strategy research and trading and operates an equities trading desk, which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not receive or maintain possession or control of any customer funds or securities.

Since the Company is a limited liability company, the Parent, as a member, is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenues from the sale of research are recorded when the services have been provided and when the amounts billed are deemed collectible. Research fees on a subscription basis invoiced and not yet earned are reported as "Deferred revenue" in the accompanying statement of financial condition. Commissions earned and options revenue are recognized on a trade-date basis.

Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fees receivable

Fees receivable are stated at the amount the Company expects to collect. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At March 31, 2018, there was no allowance for uncollectible accounts.

Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Useful lives range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease. Upon disposal, the assets and related accumulated depreciation are removed from the accounts, and any related gains or losses are reflected in current earnings.

Income taxes

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair value measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recently adopted accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in April 2018 under a modified retrospective approach or retrospective approach. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts and analyzing any changes to its existing revenue recognition policies. The adoption did not have a material impact on its financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Recently adopted accounting pronouncements (cont'd)

In February 2016, the FASB issued ASU No. 2016-02, *Leases.* The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the effect of ASU No. 2016-02 on its financial statements and on net capital.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the statement of financial condition.

NOTE 3. FIXED ASSETS

Fixed assets consisted of the following at March 31, 2018:

Equipment	$ 278,863
Leasehold improvements	50,851
Furniture and fixtures	38,435
	368,149
Less: accumulated depreciation and amortization	(285,691)
Fixed assets, net	$ 82,458

CORNERSTONE MACRO LLC
(A Wholly Owned Subsidiary of Cornerstone Macro LP)
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

NOTE 4. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy as described in the Company's significant accounting policies in Note 2.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents information about the Company's assets measured at fair value as of March 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance March 31, 2018	Valuation Technique
Cash Assets					
Money market fund	$ 5,440,796	$ -	$ -	$ 5,440,796	(a)
Total Cash Assets	$ 5,440,796	$ -	$ -	$ 5,440,796	
Pension Plan Assets					
Money market funds	$ 424,454	$ -	$ -	$ 424,454	(a)
Mutual funds	$ 938,099	$ -	$ -	$ 938,099	(a)
Exchange traded funds	$ 958,074	$ -	$ -	$ 958,074	(a)
Total Pension Plan Assets	$ 2,320,627	$ -	$ -	$ 2,320,627	

The money market fund, under the Cash Assets category, is included in "Cash and cash equivalents" in the accompanying statement of financial condition.

NOTE 5. EMPLOYEE BENEFIT PLAN

Defined contribution plans

The Company has a defined contributory profit-sharing plan under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The Company may make matching contributions equal to 100% of the employee's first 1% of compensation and 50% of the employee's next 5%. Employees vest immediately in the Company's match.

The Company also has a defined contributory profit-sharing plan under Section 401(a) of the Code covering substantially all of the Company's employees. Contributions to the plan by the Company are discretionary. Employees vest immediately in the Company's contribution.

Defined benefit plan

The Company has a non-contributory cash balance defined benefit plan primarily covering the Member. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Code. The Company uses a March 31 measurement date for its plan.

Funded status of the plan:		
Benefit obligation at March 31, 2018	$	2,568,122
Fair value of plan assets at March 31, 2018		2,320,627
Accrued benefit liability as of March 31, 2018 plan measurement date	$	247,495

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended March 31, 2018:

Discount rate at beginning of year	4.25%
Discount rate at end of year (liabilities settled as of year-end)	4.00%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0.00%

The Company expects to contribute $711,140 to its defined benefit plan during the next fiscal year.

NOTE 5. EMPLOYEE BENEFIT PLAN (cont'd)

Defined benefit plan (cont'd)

The target asset allocation is to have 50%, 40% and 10% of plan assets invested in equity funds, short-term fixed-income funds and alternative funds, respectively.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

Projected pension benefit payments are as follows:

Year ending March 31:	
2019	$ -
2020	1,021,806
2021	-
2022	-
2023	-
For the five-year period April 1, 2023 to March 31, 2028	2,581,538
Total	$ 3,603,344

NOTE 6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing brokers on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to clearance agreements. The Company has agreed to indemnify its clearing brokers for losses they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. Under the terms of one of the clearing agreements, the Company maintains a minimum deposit of $250,000 with the clearing broker.

The Company's cash held in accounts at its clearing brokers is subject to the credit risk of the clearing brokers. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits.

Contingencies

The Company is subject to various claims, regulatory examinations and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 7. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement with the Parent (the "Arrangement"), which is renewed annually, the Company's allocated portion of the Parent's leased facilities is 100%, and the Company pays the rent directly to third parties.

In November 2017, the Company entered into a new lease agreement for office space. In accordance with the lease agreement, the Company was awarded a work allowance from the landlord in the amount of $430,000 and a 12-month rent abatement. The effect of the rent abatement and work allowance will be recognized by the Company on a straight-line basis over the lease term, which will result in a deferred liability for the differences between the actual amounts paid under the lease agreement. The lease is expected to commence in May 2018.

Included in "Other assets" on the accompanying statement of financial condition is $489,000, which serves as collateral for a stand-by letter of credit in support of a security deposit for this leased office space.

At March 31, 2018, the Parent's future minimum rental commitments for the leased facilities are as follows:

Year ending March 31:	
2019	$ 135,802
2020	815,000
2021	978,000
2022	978,000
2023	978,000
Thereafter	6,438,500
Total	$ 10,323,302

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule"). This requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, ("AI") or $100,000. Further, the Rule requires that the ratio of AI to net capital shall not exceed 15 to 1.

At March 31, 2018, the Company had net capital of $3,002,988 which was $2,776,852 in excess of its required net capital of $226,136. The Company's ratio of AI to net capital was 1.13 at March 31, 2018.